

Mail Stop 3561

February 16, 2007

By Facsimile and U.S. Mail

Mr. Rami Abada
Chief Financial Officer
Jennifer Convertibles, Inc.
419 Crossways Park Drive
Woodbury, NY 11797

> **Re: Jennifer Convertibles, Inc.**
> **Form 10-K for the year ended August 26, 2006**
> **Filed November 22, 2006**
> **File No. 1-9681**

Dear Mr. Abada:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended August 26, 2006

Results of Operations, page 13

1. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that for the fiscal year ended August 26, 2006 sales from continuing operations increased 15.6%. You should quantify the impact that resulted from the increase in fabric protect sales. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

2. Please clarify why the efficiency of the new supply chain would have a positive incremental effect on sales.

3. We note that cost of sales increased by approximately $9.5 million and that occupancy costs increased by about $300,000. Please identify and quantify the individual items that contributed most significantly to the increase in cost of sales. We presume that the direct cost of the merchandise sold was the item that had the largest individual dollar increase.

Liquidity and Capital Resources, page 15

4. Prospectively, please disclose the weighted average interest rate on your short term borrowings. See Rule 5-02.19 of Regulation S-X.

Critical Accounting Policies, page 18

5. None of the critical accounting policies that you include in your current disclosures include the sensitivity analysis or other quantitative information as required per this release. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We assume such analysis is being performed with respect to the lease termination liability.

For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of

Financial Condition and Results of Operation which is located on our website at:
http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Balance Sheets, page F-2

6. Revise your balance sheet to clearly reflect the receivable from the Private Company is a related party. We also note that payables to Klaussner should be segregated as related party given that Company's ownership interest in your Company. See Rule 4-08(k) of Regulation S-X.

(2) Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

7. You indicate that a subsidiary of the Private Company assumes all performance obligations and risks of any loss under the lifetime protection plans and accordingly, the Company recognizes revenue from the sale of service contracts related to the plans at the time of sale to the customer. We also note that you are paying monthly fees to the Private Company related to these lifetime protection plans, as disclosed in note 3.   Your note 3 disclosure goes on to say that the Private Company is the sole obligor under these plans through August 30, 2008, although it is unclear what happens after this date. Based on your disclosure in your contractual obligations table it appears you are not required to make any payments to the Private Company after August 30, 2008. Please explain and revise future disclosure. Lastly, since the Company has a monthly contracted *cost* associated with these plans, explain in detail why you do not recognize revenue over the contract period in proportion to the future contracted payments to the Private Company. See paragraph 3 of FASB Technical Bulletin no. 90-1.

(3) Agreements and Transactions with the Private Company, page F-13

8. It appears that the Private Company has significant debts to your company as well as third parties. You disclosure that inventories at the Private Company's stores is owned by your company. You disclose that your Company has an option to purchase the net assets of the private company in the future at a pre determined value. Please explain in detail your consideration of FIN46(R) with respect to consolidation of the Private Company. In your response, please discuss the capital structure of the Private Company and whether that company is sufficiently capitalized to absorb expected losses. Please tell us who you believe is the primary beneficiary of the Private Company's expected losses and residual returns.

9. Please tell us if the Private Company is in compliance with their 85 day repayment terms.

(10) Stock Option Plans, page F-22

10. Revise your disclosures in future filings to provide the general terms of your option plans (e.g. vesting periods, term of awards as well as the method you would use to value share based payments had you issued such awards during the period. Disclose that all options outstanding are exercisable, if true. See SFAS 123(R) paragraphs A240-241.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant